FOR IMMEDIATE RELEASE                                                                                                                                                                TSX Venture Exchange Symbol:  GPK.U
                                                                                                                                                                                                                                               OTCBB Symbol:  GPKUF

GRAND PEAK ANNOUNCES EXTENSION OF TIME TO
HOLD ANNUAL MEETING OF SHAREHOLDERS

VANCOUVER, British Columbia, Canada /September 25, 2008/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") announced today that upon application by the Company pursuant to Section 134 of the Business Corporations Act (Yukon Territory), the Supreme Court of Yukon (the "Court") granted the Company an extension of time to hold its annual meeting of shareholders.  Pursuant to the order (the "Order") granted by the Court, the time for holding the next annual meeting of shareholders of the Company has been extended from October 16, 2008 to December 31, 2008, the last annual meeting of shareholders of the Company having been held on July 16, 2007.

Under the terms of the Order granted, the Order may be varied upon the application to the Court of any interested shareholder of Grand Peak.

A copy of the Order is available on SEDAR at www.sedar.com.

For further information, contact:

Navchand Jagpal
Chief Executive Officer and President
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, such as: general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

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